vnu

07021728

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

Date	February 8, 2007
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press releases, dated:

February 8, 2007 - The Nielsen Company completes sale of Business Media Europe to 3i
February 5, 2007 - Nielsen and netRatings announce merger agreement
January 18, 2007 - VNU changing name to The Nielsen Company

With kind regards,
VNU bv

Marianne Damad

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

From January 18, 2007 VNU has changed its name into The Nielsen Company.

Dlw 3/13

VNU Group B.V.
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

nielsen

The Nielsen Company
770 Broadway, New York, NY 10003
www.nielsen.com

CONTACTS:

Gary Holmes (USA): +1 646 654 8975
Peter Wortel (Europe) +31 23 546 36 92
Lisa Lee (Asia Pacific): +61 404 856 072

VNU CHANGING NAME TO *THE NIELSEN COMPANY*

Newly branded, streamlined company; Focus on innovation and integrated services; Helping clients find clarity in complex markets

New York and Haarlem, the Netherlands, January 18, 2007 – In a move that emphasizes its best-known brand name and underscores its commitment to create an integrated, streamlined global organization, VNU announced today it is changing its name to *The Nielsen Company*.

"*Nielsen* is one of the great names in the information-services industry," said David L. Calhoun, chairman & chief executive officer of *The Nielsen Company*. "For more than 75 years, the *Nielsen* brand has stood for the highest standards of integrity and quality, for independence and objectivity, and for an unrelenting dedication to helping clients be more successful. The *Nielsen* name is a source of pride for everyone in our organization, and it is now the name under which we all will go to market."

Immediate steps to launch the new branding for the company include the introduction of a new corporate web site, (www.nielsen.com) and graphic identity. The new identity will be rolled out progressively by all *Nielsen* businesses during 2007.

Mr. Calhoun said that, given the company's increased focus on marketing and media information services, *Nielsen* is a name that more clearly suggests the company's position and role in the marketplace. "We are focused more intently than ever on the delivery of truly integrated marketing and media services that reveal clients' growth opportunities," Mr. Calhoun said. "We are uniquely positioned to provide clients with a complete understanding of consumer behavior, with new insights into where their markets are headed, and with high-value solutions to their business issues. We will work more closely together than ever to deliver revolutionary products and services that bring real clarity to today's complex markets."

Mr. Calhoun also said, "*Nielsen* will be the primary name and branding that will be adopted in every part of our business. That said, there is no question that the existing identities or brands such as ACNielsen, Nielsen Media Research, Spectra, Homescan, BASES, Claritas and many others, including their respective underlying product brands, plus our many Business Media and editorial identities have tremendous meaning and equity in the marketplace. As we implement our new

The Nielsen Company
770 Broadway
New York, NY 10003
www.nielsen.com

News Release

CONTACT(S):
The Nielsen Company:
Jack Loftus – 646-654-8360
jack.loftus@nielsen.com

NetRatings:
Susan Hickey – 212-703-5909
shickey@netratings.com

NIELSEN AND NETRATINGS ANNOUNCE MERGER AGREEMENT

New York and Haarlem, the Netherlands – February 5, 2007 – The Nielsen Company (formerly VNU) and NetRatings, Inc. (Nasdaq: NTRT) announced today that they have entered into a merger agreement by which Nielsen, which already owns approximately 60 percent of NetRatings, would acquire the NetRatings shares it does not currently own at a price of $21.00 per share in cash, for a total purchase price of approximately $327 million. The NetRatings board of directors approved the merger agreement following the unanimous recommendation and approval of an independent special committee of the NetRatings board of directors. The transaction price represents a 44.1 percent premium over NetRatings' closing price on October 6, 2006.

"The special committee carefully reviewed the transaction in consultation with our financial and legal advisors, and the merger agreement was the result of extensive negotiations between the parties. We believe that the merger is in the best interests of NetRatings' minority shareholders," said Arthur F. Kingsbury, chairman of the special committee of the NetRatings board of directors. The special committee was advised by Lehman Brothers Inc. and Gibson Dunn & Crutcher LLP.

David Calhoun, chairman and chief executive officer of Nielsen, said: "This transaction will provide fair value to NetRatings shareholders while also allowing Nielsen and NetRatings to better coordinate their strengths for the benefit of our mutual clients."

The merger is expected to be completed in the second quarter of calendar year 2007, subject to customary conditions and approvals. The exact timing is dependent on the review and clearance of necessary filings with the Securities and Exchange Commission. The transaction is subject to shareholder approval of NetRatings, but Nielsen has agreed to vote all of its NetRatings shares in favor of the merger, thereby assuring approval at the NetRatings shareholders meeting relating to the merger.

About The Nielsen Company
The Nielsen Company is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Adweek), trade shows and the newspaper sector (Scarborough Research). The privately held company has more than 42,000

employees and is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. For more information please visit **www.nielsen.com.**

About NetRatings
NetRatings, Inc. (Nasdaq: NTRT) delivers leading Internet media and market research solutions, marketed globally under the Nielsen//NetRatings brand. With high quality, technology-driven products and services, Nielsen//NetRatings is the global standard for Internet audience measurement and premier source for online advertising intelligence, enabling clients to make informed business decisions regarding their Internet and digital strategies. The Nielsen//NetRatings portfolio includes panel-based and site-centric Internet audience measurement services, online advertising intelligence, user lifestyle and demographic data, e-commerce and transaction metrics, and custom data, research and analysis. For more information, please visit **www.nielsen-netratings.com**.

Safe Harbor Statement
This news release contains "forward-looking statements." Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions. Such statements are based upon the current beliefs and expectations of Nielsen's and NetRatings's management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and schedule; increased competition and NetRatings' business and financial results. Information about potential factors that may affect NetRatings' business and financial results is included in its annual report on Form 10-K for the fiscal year ended Dec. 31, 2005 and its quarterly reports on Form 10-Q, including, without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors That May Affect Our Performance." Each of these documents is on file with the SEC and is available free of charge at the SEC's Internet site (http://www.sec.gov). Readers of this press release are referred to such filings.

In connection with the proposed merger, NetRatings will file a proxy statement with the Securities and Exchange Commission. Stockholders of NetRatings are urged to read the proxy statement regarding the proposed merger when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement as well as other filings containing information about Nielsen and NetRatings, when available, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the proxy statement can be obtained, when available, without charge, by directing a request to NetRatings, Inc., 120 West 45th Street, New York, NY 10036, Attention: Susan Hickey, 212-703-5900.

NetRatings, its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding NetRating's directors and executive officers is available in NetRatings' proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 28, 2006. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement, the Schedule 13E-3 transaction statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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nielsen

The Nielsen Company
770 Broadway
New York, NY 10003
www.nielsen.com

News Release

CONTACT(S):
Gary Holmes, 646-654-8975
gary.holmes@nielsen.com

THE NIELSEN COMPANY COMPLETES SALE OF BUSINESS MEDIA EUROPE TO 3i

New York and Haarlem, the Netherlands – February 8, 2007 – The Nielsen Company said today it has completed the sale of its VNU Business Media Europe (BME) unit to 3i, Europe's leading private-equity and venture-capital firm. Terms were not disclosed.

Nielsen, formerly known as VNU Group B.V., announced in early October that it was exploring strategic alternatives for BME, including a possible sale of the business. The company announced an agreement in principle to sell substantially all of BME to 3i on December 18.

Nielsen said its stake in a joint venture with Jaarbeurs that produces trade shows in the Netherlands and China was not included in the sale.

BME, a leading business-to-business publisher, operates through wholly owned subsidiaries in the U.K., Germany, France, Italy, the Netherlands, Belgium and Spain. It delivers news and information in such areas as technology, business and finance, and recruitment. BME publishes more than 70 print titles, including *Intermediair*, *Computing*, *Computable*, *Accountancy Age* and *Management Team*, and offers a range of associated e-media and websites, including VNUnet, an online news and information network for the IT industry.

About The Nielsen Company

The Nielsen Company is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Adweek), trade shows and the newspaper sector (Scarborough Research). The privately held company has more than 42,000 employees and is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. For more information, please visit, www.nielsen.com.

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